                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SILVER OCTOPUS, INC.
                 (Name of Small Business Issuer in its Charter)

                   Delaware                              65-1061018
                   --------                              ----------
        (State or Other Jurisdiction of               (I.R.S. Employer
        Incorporation or Organization)               Identification No.)

                       2805 E. Oakland Park Blvd., PMB 363
                          Ft. Lauderdale, Florida 33306
               (Address of Principal Executive Offices) (Zip Code)

                                 (954) 958-0321
                 Issuer's Telephone Number, Including Area Code


           Securities to be Registered under Section 12(b) of the Act:

           Title of each class               Name of Each Exchange on Which
           to be so Registered               Each Class is to be Registered
           -------------------               ------------------------------

                  None                               Not Applicable


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

                                                                                                               Page
PART I............................................................................................................1

     Item 1.      Description of Business.........................................................................1

     Item 2.      Management's Discussion and Analysis or Plan of Operation.......................................9

     Item 3.      Description of Property.........................................................................9

     Item 4.      Security Ownership of Certain Beneficial Owners and Management.................................10

     Item 5.      Directors, Executive Officers, Promoters and Control Persons...................................10

     Item 6.      Executive Compensation.........................................................................12

     Item 7.      Certain Relationships and Related Transactions.................................................12

     Item 8.      Description of Securities......................................................................12


PART II..........................................................................................................14

     Item 1.      Market Price Of and Dividends on the Registrant's Common Equity and Other
                  Shareholder Matters............................................................................14

     Item 2.      Legal Proceedings..............................................................................15

     Item 3.      Changes In and Disagreements with Accountants..................................................15

     Item 4.      Recent Sales of Unregistered Securities........................................................15

     Item 5.      Indemnification of Directors and Officers......................................................15


INDEX TO FINANCIAL STATEMENTS............................................................................F-1 to F-8


PART III.........................................................................................................17

     Item 1.      Exhibits.......................................................................................17

     Signatures..................................................................................................18

     Item 2.      Description of Exhibits........................................................................19

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         The name of our company is Silver Octopus, Inc. (the "Company"). We are a development stage company and have had no revenues to date. Since incorporation, our activities have been limited to actions related to our organization and the preparation of this Registration Statement. Our business plan is to acquire a controlling equity interest in or assets of an operating company. Our administrative offices are located at 2805 E. Oakland Park Blvd., PMB 363, Ft. Lauderdale, Florida 33306 and our telephone number is (954) 958-0321.

GENERAL

         We were incorporated in Delaware on June 20, 2000 and were formed for the purpose of acquiring a controlling equity interest in or the assets of a suitable operating company. We intend to attempt to have our common stock quoted on the OTC Bulletin Board of the Nasdaq Stock Market, Inc. to facilitate a public market for our common stock, which will be used to acquire an operating company. The registration of our common stock under the Securities Exchange Act of 1934 (the "Exchange Act") is one step that we are taking to implement our business plan. We are only nominally capitalized and have no other assets, and no revenues or operations. Since our incorporation, we have not conducted any business other than in connection with our organization and the implementation of our business plan.

         Silver Octopus, Inc. and companies of its type are commonly referred to as "public shell corporations" and the transactions through which public shell corporations acquire an interest in a suitable operating business are commonly referred to as "shell reorganizations." Our management believes that certain privately-held companies are interested in "going public" through a shell reorganization for a variety of reasons. In the opinion of management, the most common motivation is the belief that the private company's reconstitution as a publicly-traded corporation will aid the operating company in obtaining equity capital and in making acquisitions of other privately-held companies using stock on the theory that investors are more interested in purchasing equity securities where a public market for such securities exists.

         In selecting a suitable operating company, although we have established no specific criteria, our management intends to focus on companies with

         -        a history of profitability

         -        the potential for future profits, and

         -        strength of management

         Our management believes that companies operating in technology and goods or products-related industries have the greatest potential. However, if other factors exist which commend an operating company as a candidate, such as recent profitability or a recent improvement in operations or perceived potential or if the operating company is engaged in a line of business considered by our management to be strategic in relation to other businesses acquired or contemplated to be acquired by us, we will consider such other opportunities as they may arise. In general, we intend to be flexible about the criteria we will use to evaluate possible acquisition candidates.

         We will undertake an examination and review of privately-held operating companies to identify a suitable candidate for a business to acquire. Once we identify a suitable candidate our management will, where necessary and appropriate, prepare a business plan for the operating company using their general experience and business acumen, or hire consultants to prepare analyses of the operating company's capital, production, marketing, labor and other related requirements.

         Although we have conducted some preliminary investigations of operating companies that may be appropriate as acquisition candidates and, in some cases, have had preliminary discussions with representatives of such operating companies, we have not yet reached an agreement in principal with any company. We cannot assure you that we will ever be able to locate an operating company that we consider a suitable business opportunity and reach an acceptable agreement with its management, or that our management has the requisite experience to recognize and understand a business opportunity that would benefit us.

         Our ability to complete any transaction may also be dependent on the availability of adequate financing, competition from other potential bidders and general market conditions. In the event that we are able to locate and conclude a shell reorganization with what we consider to be a suitable operating company, we cannot assure you that such company will be successful.

         We believe that the most likely structure for a transaction with an operating company is a stock-for-stock exchange having the following features:

         -        qualification as a tax free reorganization

         - issuance of shares of common stock by Silver Octopus, Inc. to the shareholders of the operating company equal to approximately 90% to 95% of our issued and outstanding shares in exchange for the shares of the operating company, diluting existing shareholders to ownership equal to approximately 10% to 5%

         - appointment of a new slate of officers and directors of Silver Octopus, Inc. who are appointees of the operating company

         We intend to structure any shell reorganization transaction so that the transaction may be approved by our board of directors and shareholders. Hamon Francis Fytton, our President and Chief Executive Officer, is the sole shareholder and sole director of the Company. After giving effect to the expected terms of a shell reorganization with a suitable operating company, we expect that we will operate as a holding corporation for the operating company.


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

         If we enter into any agreements, understandings or arrangements prior to the effectiveness of this Registration Statement, we will file an appropriate amendment to this Registration Statement for purposes of disclosing terms of the transaction. Upon the effectiveness of this Registration Statement, we will become subject to the periodic reporting requirements of Section 12(g) of the Exchange Act. These requirements will oblige us to file with the Securities and Exchange Commission specified financial and other information regarding any company that is a party to a shell reorganization with us, including audited financial statements for any acquired companies. The financial statement requirements imposed by the Exchange Act will necessarily limit our pool of candidates with which we may engage in a shell reorganization to those entities with audited financial statements meeting the Commission's requirements.

         We cannot assure you that we will find a suitable operating company willing to enter into a shell reorganization with us, or that we have the requisite experience to recognize and understand the business operations of an operating company suitable to enter into a shell reorganization with us.

COMPETITION

         Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. We expect competition to be intense for available operating companies.

EMPLOYEES

         We have no employees at the present time and does not contemplate hiring any employees until an operating company is acquired.


RISK FACTORS

         An investment in our securities presents certain material risks to investors. Before you purchase our common stock you are encouraged to carefully consider the following risks.

SHELL CORPORATION.

         Our company, and other companies with a business plan similar to ours, are commonly called "shell corporations." A shell corporation does not have any significant assets or operations and often has been formed solely for the purpose of acquiring all or substantially all of an existing operating company, a transaction sometimes called a "shell reorganization". The shell reorganization generally will be consummated by issuing or transferring large blocks of the shell corporation's common stock to the shareholders of the operating company in a share exchange transaction. Any such issuance will involve significant dilution of the equity interest of our pre-reorganization shareholders. See "Description of Business."


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         In the event that Silver Octopus, Inc. merges with a privately-held company, most of our shareholders will not have had the benefit of receiving disclosure of such company's operations and financial condition prior to the consummation of the shell reorganization. See "Description of Business."

LACK OF ASSETS, REVENUES OR OPERATIONS.

         Other than the $10,000 paid by Mr. Fytton for his 1,000,000 shares of the Company's common stock, we have no assets and have no revenues or operations. We expect that our working capital requirements will be nominal and will be satisfied, to the extent required to implement our business plan through additional capital contributions. However, we cannot assure you that we will be able to obtain sufficient funds to implement our business plan.

RELIANCE ON MANAGEMENT; LACK OF EXPERIENCE.

         We are dependent on our officers and directors' personal abilities to evaluate business opportunities and to negotiate an agreement providing for a shell reorganization that is beneficial to us and our shareholders. No member of our management has previously acquired or operated a shell corporation, although our management does have experience in the analysis and acquisition of businesses. Given the broad range of industries in which the companies that we are considering for possible acquisitions, there is a high likelihood that our management will not have had any prior experience in the technical aspects of the industry or the business within that industry which may be acquired. See "Description of Business" and "Management."

MINIMAL TIME COMMITMENT OF MANAGEMENT.

         Mr. Fytton, our President, Chief Executive Officer and sole director, is engaged in other activities besides managing our company and will devote less than 10% of his time to managing the company. See "Management."

CONTROL BY MANAGEMENT.

         Our management consists solely of Mr. Fytton, who is our President and Chief Executive Officer, and sole shareholder. Therefore, until such time as we acquire an operating business, our management will have the power to elect all of the members of our board of directors, amend our Certificate of Incorporation, and approve a merger, consolidation with another company or sale of all or substantially all of our assets, without the need to obtain approval of any other shareholders. See "Principal Shareholders" and "Description of Securities."


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

COMPETITION.

         Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. We expect competition to be intense for available target businesses.

LACK OF FACILITIES.

         Our offices are located within a suite of offices leased by Sushee, Inc., of which Mr. Fytton is the majority shareholder, President and Chief Executive Officer. The use of the facilities is provided to us at no charge and we do not intend to rent other office space until an operating company is identified and acquired. The lack of any separate facilities for Silver Octopus, Inc.'s operations may work to its future detriment. See "Property."

POTENTIAL SALES PURSUANT TO RULE 144.

          All of the presently outstanding shares of our common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period, may under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after, the restricted securities have been held by the owner, for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of common stock of present shareholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. As of the date hereof, none of the currently outstanding shares of common stock of the Company have been held by the current owner for a period of more than two years. Accordingly, such shares are not currently available for resale in accordance with the provisions of Rule 144.

MARKET FOR THE COMMON STOCK.

         No shares of our common stock have been registered with the Commission or any state securities agency or authority. There is no current trading market for our common stock and we do not expect one to develop until at least some shares of the common stock are registered under the Securities Act or can be sold without registration pursuant to Rule 144. Although we intend to attempt to have our shares quoted for trading on The Nasdaq Stock Market's OTC Bulletin Board, there is no currently quoted bid or asked price or last sale price for our common stock. We cannot assure you about when the OTC Bulletin Board will quote our common stock or when broker-dealers will agree to make a market in our common stock, if ever. Holders of our


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common stock should expect that they will have to hold our shares indefinitely.
See "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

         We have not conducted, nor have others made available to us, any market research that would indicate that market demand exists for shell corporations for the purpose of engaging in shell reorganizations. Moreover, we do not plan to conduct or obtain any such market research.

LACK OF DIVERSIFICATION.

         Our proposed operations, even if successful, will likely result in the acquisition of an operating company operating in a single industry group. This inability to diversify our activities may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

TAXATION.

         In considering a potential shell reorganization, we will consider the federal and state tax consequences of the transaction and will seek to structure the transaction so as to result in tax-free treatment for the operating company, its shareholders, Silver Octopus, Inc. and our shareholders, as the case may be, depending on the structure of the shell reorganization. However, we cannot assure you that the structure employed in the shell reorganization will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction, as well as their respective shareholders.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY NARROW POSSIBLE TARGET
COMPANIES.

         Once we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, we will be required to file audited financial statements with the Securities and Exchange Commission in connection with any shell reorganization. One or more operating companies that would be attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

CONFLICTS OF INTEREST.

         Certain conflicts of interest exist between Silver Octopus, Inc. and Mr. Fytton, our President, CEO, sole director and sole shareholder. Mr. Fytton has other business interests to which he currently devotes the majority of his attention, and he is expected to continue to maintain these interests. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to


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Silver Octopus. Although no definitive agreements have been reached regarding a business combination between Silver Octopus, Inc. and any other entities owned or controlled by Mr. Fytton, no assurances can be given that we will not enter into such an arrangement.

POSSIBLE NEED FOR ADDITIONAL FINANCING.

         Our funds are nominal and our ability to access additional funds is extremely limited. The lack of capital may prevent us from taking advantage of available business opportunities. Even if we obtain sufficient funds to acquire an interest in, or complete a transaction with, an operating company, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital.

         We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and we will not do so until we determine that there is a need for additional financing. If we need additional capital we cannot assure you that funds will be available from any source or, if available, that they can be obtained on acceptable terms. If funds are not available, our opportunities for acquisitions and growth will be limited.

NO OPERATING HISTORY.

         Mr. Fytton formed the Company in June 2000 for the purpose of engaging in a shell reorganization with an operating company. We have no operating history, revenues from operations, or assets other than a nominal amount of cash from the private sale of stock. We face all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

NO ASSURANCE OF SUCCESS OR PROFITABILITY.

         We cannot assure you that we will be able to enter into a shell reorganization with a suitable operating company or, even if we do complete a shell reorganization, that the operating company will generate revenues or profits, or that the market price and liquidity of our outstanding shares will permit the sale of your shares at your cost or a profit.

LEVERAGED TRANSACTIONS.

         We may leverage the acquisition of an operating company in a shell reorganization, i.e., the acquisition may be financed by borrowing against the assets of the operating company, or against projected future revenues or profits. Such a financing may increase our exposure to losses if we are unable to generate sufficient revenues and profits to service the loan. If we are unable to service the loan we could lose all or of a portion of the assets of the operating company. We cannot assure you that we will generate sufficient revenues or profits to cover our debt-related and other expenses.


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

NO FORESEEABLE DIVIDENDS.

         We have never paid any dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future.

FEDERAL AND STATE SECURITIES OR "BLUE SKY" LAW CONSIDERATIONS AFFECTING RESALE OF OUR SECURITIES.

         In addition to the typical restrictions on the offer and sale of our securities under federal and state securities or "blue sky" laws, our common stock is subject to additional restrictions applicable to "penny stocks" which include securities issued by companies which are in the development stage that have no specific business plan or purpose or that have indicated that their plan is to merge with an unidentified company not engaged in a specific industry or activity. These types of companies are also sometimes called "blind pools" or "blank check" companies. An investor acquiring any of our shares should be aware that there are significant restrictions and requirements under federal and certain state securities or "blue-sky" laws on the purchase and sale of "penny stock" and the shares of "blank check" and "blind pool" companies. For example, the "penny stock" rules promulgated under the Securities Exchange Act requires additional disclosure by broker-dealers in connection with trades involving a stock defined as a "penny stock" (generally, any non-Nasdaq listed equity security that has a market price of less than $5 or any equity security of a "blank check" or "blind pool" company). Such rules require the delivery, prior to any purchase and sale transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to any persons other than established customers and accredited investors. In addition, under the laws of certain states, "penny stocks" and the shares of "blank check" or "blind pool" companies are prohibited or severely restricted. Accordingly, the liquidity of our shares is further restricted making the market for the resale of our shares extremely limited.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Company's Certificate of Incorporation provide for the indemnification of its, directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.


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

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         We were organized in June 2000 for the purpose of engaging in any activity permitted under the laws of the United States and of the State of Delaware, and to attempt to have our common stock quoted on the OTC Bulletin Board of the Nasdaq Stock Market, Inc. to facilitate a public market for the common stock. We intend to use our common stock to acquire a controlling equity interest in or the assets of a suitable operating company.

         The registration of our common stock under the Securities Exchange Act of 1934 is one step that we are taking to implement our business plan. We are in the business development stage and have no revenues or operations. Since our incorporation, we have not conducted any business other than in connection with our organization and the implementation of our business plan. We have only nominal assets from the sale of our stock to Mr. Fytton in a private transaction. We anticipate that we will need to obtain the additional funds to implement our business plan from additional capital contributions or debt financing.

FORWARD LOOKING STATEMENTS

         This Registration Statement contains forward-looking statements that are based on assumptions believed by us to be reasonable in light of information available to us. When used in this Registration Statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions which described under the caption "Risk Factors," above. Should one or more of those risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We urge anyone considering an investment in our shares not to place undue reliance on any such forward-looking statements.

ITEM 3.           DESCRIPTION OF PROPERTY

         Through a written agreement with Mr. Fytton, we are currently operating from the offices of Sushee, Inc., which are located at 440 East Sample Road, Suite 206, Pompano Beach, Florida 33064, at no cost to us for the use of office space, equipment rental or phone usage. We do not anticipate acquiring separate office facilities until such time as we complete a shell reorganization transaction with an operating company.


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

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of October 31, 2000 by
(i) each person who is known by us to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

                                                                     NUMBER OF SHARES
      NAME AND ADDRESS                                              BENEFICIALLY OWNED          PERCENTAGE OWNED
      ----------------                                              ------------------          ----------------
      Hamon Francis Fytton                                               1,000,000                    100%
      2805 E. Oakland Park Blvd., PMB 363
      Ft. Lauderdale, FL 33306

      ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (1)                1,000,000                    100%

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

          The directors and executive officers serving the Company are as follows:

                  NAME                               AGE               POSITION HELD
                  ----                               ---               -------------
                  Hamon Francis Fytton               47                President, Chief Executive Officer and
                                                                       Chairman of the Board

         HAMON FRANCIS FYTTON has been our President, Chief Executive Officer and Chairman since inception. He has over 20 years' experience in the computer industry, commencing with Sperry Univac in London and Chicago. Mr. Fytton has served as a Network Specialist with Xerox Corporation; Software Product Manager for Crowntek Networks; and Product Manager with Microsoft Corporation. For the past three years, Mr. Fytton has owned and operated internet websites, acted as an internet consultant and conducted seminars throughout the US and Canada for business wishing to use the internet. From 1997 to 1999 Mr. Fytton was co-founder of The Internet Advisory Corporation and acted as Technical Coordinator during this time.

         Directors serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected


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

as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

         The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

CONFLICTS OF INTEREST

         Mr. Fytton, President and Chief Executive Officer of the Company, will only devote a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of Mr. Fytton's other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         Certain conflicts of interest exist between Silver Octopus, Inc. and our sole shareholder, Mr. Fytton, who is also our President, CEO and sole member of the Board of Directors. Mr. Fytton has other business interests to which he currently devotes the majority of his attention, and he is expected to continue to maintain these interests. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to Silver Octopus. Although no definitive agreements have been reached between Silver Octopus, Inc. and any other entities regarding a business combination, no assurances can be given that we will not enter into a business combination with another entity owned or controlled by Mr. Fytton.

         Our offices are located within a suite of offices leased by Sushee, Inc., of which Mr. Fytton is the majority shareholder, President and CEO. The use of the facilities is provided to us at no charge and we do not intend to rent other office space until an operating company is identified and acquired. The lack of any separate facilities for Silver Octopus, Inc.'s operations may work to its future detriment. See "Property."

         Mr. Fytton, the sole officer, director and shareholder of the Company, may actively negotiate for the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may


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

compromise their state law fiduciary duties to the Company's other shareholders, if any. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

ITEM 6.           EXECUTIVE COMPENSATION

         We do not pay any compensation to our officers or directors, including by way of salary or stock, and do not make any employee benefits or perquisites available to any officer, director or employee. We do not anticipate paying any compensation until after we have completed the acquisition of an operating company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We do not currently have or intend to enter into any agreement with any of our officers, directors or controlling shareholders, other than the oral agreement between us and Mr. Fytton to use the offices and certain administrative resources, such as telephone, mailing and secretarial assistance, of Sushee, Inc., without charge until we have acquired an operating company in a shell reorganization.

ITEM 8.           DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 1,000,000 are issued and outstanding. Further authorized are 5,000,000 preferred shares, par value $.0001 per share, none of which are outstanding. The following statements relating to the capital stock set forth the material terms of our securities. However, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which are filed as Exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all maters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time-to-time by our board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

         Our Certificate of Incorporation, as amended, authorizes the issuance of 5,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. Our board of directors is authorized to provide for the issuance of shares of preferred stock in series and by filing a certificate pursuant to the applicable law of Delaware to establish from time-to-time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation right. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances the issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of our company, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not at present, intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or stock exchange rules.

DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial condition. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, our board of directors does not anticipate declaring any dividends prior to a business combination.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          No shares of our common stock have been registered with the Securities and Exchange Commission or any state securities agency or authority. We intend to apply to The Nasdaq Stock Market, Inc. to list our shares for quotation on their OTC Bulletin Board. We cannot assure you when or if our application will be accepted. If accepted for listing, current quoted bid and asked, and last sale prices for our shares of common stock will be available on OTC Bulletin Board.

          There is no existing trading market for our common stock and none is expected to develop until the common stock is approved for listing on the OTC Bulletin Board and sufficient shares of common stock may be publicly-traded pursuant to Rule 144 under the Securities Act or upon registration for resale under the Securities Act.

          If and when our common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that term is used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, as well as the shares of companies that are considered blind pools or blank check companies, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on one of the trading systems (not including the OTC Bulletin Board) of The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. In addition, several states restrict or prohibit trading in penny stocks and shares of blank check and blind pool companies.

         For transactions covered by the penny stock rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to customers purchasing penny stocks disclosing recent price information for the penny stocks held in their account and information on the limited market in penny stocks. These rules may make it less likely that a broker-dealer will act as a market maker for our shares or agree to engage in transactions for the purchase and sale of our shares. Should this occur our shareholders will have increased difficulty in effecting a resale of their shares.

         As of December 19, 2000 there was only one record holder of the Company's Common Stock.

         We have not paid any cash dividends since our inception and we do not contemplate paying dividends in the foreseeable future, even after effecting a shell reorganization with an operating company. We anticipate that earnings, if any, will be retained for the operation of our business.

ITEM 2.           LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which we are a party or to which any of our property interests are subject.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

          Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         On September 29, 2000, we issued an aggregate of 1,000,000 shares of our common stock to Mr. Fytton in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $10,000. We offered the shares ourselves and no fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any securities.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Delaware law, the Company's Certificate of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company. Pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report................................................................................... F-2

Balance Sheet.................................................................................................. F-3

Statement of Operations........................................................................................ F-4

Statement of Stockholders' Equity.............................................................................. F-5

Statement of Cash Flows........................................................................................ F-6

Notes to Financial Statements.................................................................................. F-7

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
SILVER OCTOPUS, INC.
(A Development Stage Enterprise)

We have audited the accompanying balance sheet of SILVER OCTOPUS, INC., (a development stage enterprise) as of October 31, 2000 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from June 11, 2000 (inception of development stage) to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SILVER OCTOPUS, INC., (a development stage enterprise) as of October 31, 2000, and the results of its operations and its cash flows for the period from June 11, 2000 (inception of development stage) to October 31, 2000 in conformity with generally accepted accounting principles.


Joel Marcus, CPA
Fort Lauderdale, Florida
December 15, 2000

                              SILVER OCTOPUS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                OCTOBER 31, 2000

     ASSETS
     Current Assets
          Cash                                                               $ 10,000
          Prepaid Expenses                                                   $      0
                                                                             --------
     Total Current Assets                                                    $ 10,000

     TOTAL ASSETS                                                            $ 10,000

     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

     LIABILITIES
     Current Liabilities
          Due to related party                                               $  6,981
                                                                             --------

     TOTAL LIABILITIES                                                       $  6,981

     STOCKHOLDERS' DEFICIENCY
          Common stock, $.0001 par value, 100,000,000 shares authorized,
                1,000,000 shares issued and outstanding                      $  1,000
          Additional paid in capital                                         $  9,000
          Deficit accumulated during development stage                       ($ 6,981)

     TOTAL STOCKHOLDERS' DEFICIENCY                                             3,019

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                          $ 10,000
                                                                             ========


See accompanying notes to financial statements

                              SILVER OCTOPUS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
               FROM JUNE 11, 2000 (INCEPTION) TO OCTOBER 31, 2000

     REVENUES                                                                $         0

     EXPENSES
          Organization fees                                                  $     6,981
          Professional fees                                                  $         0

     TOTAL EXPENSES                                                          $     6,981

     NET LOSS                                                                $    (6,981)

     Net loss per share - basic and diluted                                  $      (0.0)

     Weighted average number of shares outstanding
       during the period -- basic and diluted                                  1,000,000

See accompanying notes to financial statements

                              SILVER OCTOPUS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
               FROM JUNE 11, 2000 (INCEPTION) TO OCTOBER 31, 2000

                                                                                                  Deficit
                                                                                                Accumulated
                                                                                   Additional      During          Total
                                                      Number of                      Paid In     Development    Stockholders'
                                                       Shares         Amount         Capital        Stage          Equity
                                                      ---------       ------       ----------   ------------    -------------
     Common stock issued for cash & services,
     6/2000 at 0.001 per share of common stock
                                                      1,000,000         1,000             9             0         10,000

     Net loss for period ended 10/31/2000                     0             0             0         (6981)         (6981)

     Balance 10/31/2000                               1,000,000         1,000         9,000         (6981)         3,019

                              SILVER OCTOPUS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
               FROM JUNE 11, 2000 (INCEPTION) TO OCTOBER 31, 2000

     CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                                   $    (6,981)
     Adjustments to reconcile net loss to net cash flows from operating         $         0
     activities:  stock issued for services                                     $         0
     Income in accounts payable                                                 $     6,981

     NET CASH FLOWS FROM OPERATING ACTIVITIES                                   $         0

     CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock                                                   $    10,000
     Additional paid in capital                                                 $         0
     Change in stock subscription receivable                                    $         0
     Change in stock subscribed                                                 $         0

     NET CASH FLOWS FROM FINANCING ACTIVITIES                                   $    10,000

     NET INCREASE (DECREASE) IN CASH &
     CASH EQUIVALENTS                                                           $    10,000
     Cash & cash equivalents, beginning of period                               $         0
     Cash & cash equivalents, end of period                                     $    10,000

                              SILVER OCTOPUS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 2000


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DEVELOPMENT STAGE COMPANY
         Silver Octopus, Inc., (a development stage company f/k/a Golden Octopus, Inc.) (the "Company") was incorporated under the laws of the State of Delaware on June 20, 2000.

         The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

         ACCOUNTING METHOD
         The Company records income and expenses on the accrual method.

         FISCAL YEAR
         The board of directors shall establish the fiscal year of the corporation, which is currently December 31.

         LOSS PER SHARE
         Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

         FINANCIAL INSTRUMENTS
         Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

         STATEMENT OF CASH FLOWS
         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         USE OF ESTIMATES
         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         SUBSEQUENT EVENT

         On December 13, 2000, the Company changed its name to Silver Octopus, Inc. and changed its fiscal year end to October 31.

                                    PART III

ITEM 1.  EXHIBITS

         Exhibits required to be attached are listed in the Description of Exhibits beginning on page 19 of this Form 10-SB under "Item 2. Description of Exhibits".

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SILVER OCTOPUS, INC.
                                       A DELAWARE CORPORATION


                                       By: /s/ Hamon Edward Francis Fytton
                                           -------------------------------------
                                       Name: Hamon Edward Francis Fytton
                                       Title: President

Dated: December 20, 2000

ITEM 2.           DESCRIPTION OF EXHIBITS

Exhibit           Description
-------           -----------
3.1               Amended and Restated Certificate of Incorporation of the Company

3.2               Bylaws of the Company

23.1              Consent of Independent Certified Public Accountant

27.1              Financial Data Schedule